SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


05066585

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated September 23, 2005
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-109722
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 23, 2005.

Citicorp Mortgage Securities, Inc.
(Registrant)



By:
Name: Howard Darmstadter
Title: Assistant Secretary





IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 26 2005
WASH. D.C.
213
SECTION

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: September 23, 2005
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2005-6)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63368
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 8.01. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2005-6

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Greenwich Capital Markets, Inc., that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: 
Howard Darmstadter
Assistant Secretary

Dated: September 23, 2005

EXHIBIT INDEX

We own and offer

CMSI 05-6 Group 2
65MM 15YR JUMBO'A'

PASSTHRU :	5.00%	
GWAC :	5.39%	+/- 10 bps
WAM :	179	+/- 2 months

WA LTV :	56%	+/- 5%
BALANCE :	592k Avg	+/- 10k
OCCUPANCY :	99% Owner Occ	90% min
TYPE :	82% SFD/PUD	+/- 10%
PURPOSE :	44% Cashout Refi	+/- 10%
GEOGRAPHICS :	27% CA	+/- 10%
WA FICO :	746	+/- 10 pts

SETTLEMENT : 09/30/05

All numbers approximate


RBS Greenwich Capital

CIT0561D2 - Price/Yield - DC

Balance	$10,000,000.00	Delay	24	WAC	5.87	WAM	359
Coupon	5.125	Dated	9/1/2005	NET	5.5	WALA	1
Settle	9/30/2005	First Payment	10/25/2005	Contrib Wac	5.87		

Price	*100*	*200*	*250*	*300*	*400*	*600*	*800*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
96-20	5.429	5.500	5.546	5.599	5.725	5.993	6.192
96-21	5.426	5.496	5.542	5.595	5.719	5.985	6.182
96-22	5.423	5.493	5.538	5.590	5.713	5.976	6.171
96-23	5.421	5.490	5.534	5.586	5.708	5.968	6.161
96-24	5.418	5.486	5.531	5.581	5.702	5.959	6.150
96-25	5.416	5.483	5.527	5.577	5.696	5.951	6.139
96-26	5.413	5.480	5.523	5.573	5.690	5.942	6.129
96-27	5.410	5.476	5.519	5.568	5.685	5.934	6.118
96-28	5.408	5.473	5.515	5.564	5.679	5.925	6.108
96-29	5.405	5.470	5.511	5.559	5.673	5.917	6.097
96-30	5.403	5.466	5.508	5.555	5.668	5.908	6.086
96-31	5.400	5.463	5.504	5.551	5.662	5.900	6.076
97-00	5.397	5.460	5.500	5.546	5.656	5.891	6.065
97-01	5.395	5.456	5.496	5.542	5.650	5.883	6.055
97-02	5.392	5.453	5.492	5.538	5.645	5.874	6.044
97-03	5.390	5.449	5.488	5.533	5.639	5.866	6.033
97-04	5.387	5.446	5.485	5.529	5.633	5.857	6.023
WAL	21.316	14.532	12.012	9.994	7.096	4.355	3.413
Mod Durn	12.31	9.58	8.37	7.31	5.63	3.77	3.03
Principal Window	Jul17 - Aug35	May12 - Aug35	Apr11 - Aug35	Jul10 - Aug35	Jul09 - Aug35	Aug08 - Sep11	Feb08 - Jan10
Spread @ Center Price	109	128	137	145	168	202	223
Prepay	100 PSA	200 PSA	250 PSA	300 PSA	400 PSA	600 PSA	800 PSA

Yield Curve Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	3.478874	3.724556	3.855757	3.868850	3.915788	4.111419	4.387374

6

CIT056Z - Stack Price/Yield

Settle	9/28/2005
First Payment	10/25/2005

	0	100	300	500	600
APO					
Price	70-00	70-00	70-00	70-00	70-00
Yield	2.159	3.781	7.447	10.872	12.461
WAL	17.40	10.49	5.45	3.70	3.21
Principal Window	Oct05 - Aug35	Oct05 - Aug35	Oct05 - Aug35	Oct05 - May35	Oct05 - Nov33
Prepay	0 PSA	100 PSA	300 PSA	500 PSA	600 PSA

CIT056Z - Price/Yield - 1A9

Balance	$24,075,428.00	Delay	0	Index	LIBOR_1MO	WAC(1)	5.872276	WAM(1)	
Coupon	2.86	Dated	9/25/2005	Mult / Margin	-1 / 6.65	NET(1)	5.622276	WALA(1)	
Settle	9/28/2005	First Payment	10/25/2005	Cap / Floor	6.65 / 0.	Contrib Wac	5.873151		

Price = 5-00	*0*	*100*	*300*	*500*	*600*
	Yield	Yield	Yield	Yield	Yield
LIBOR_1MO=1.79	112.612	107.156	95.461	82.890	76.564
LIBOR_1MO=2.79	86.760	80.968	68.211	54.417	47.609
LIBOR_1MO=3.79	62.073	55.793	41.282	25.652	18.185
LIBOR_1MO=4.79	38.475	31.448	13.740	-4.751	-13.141
LIBOR_1MO=5.79	15.457	6.952	-17.661	-41.061	-50.832
LIBOR_1MO=6.65	NA	NA	NA	NA	NA
Prepay	0 PSA	100 PSA	300 PSA	500 PSA	600 PSA

CIT056Z - Price/Yield - B2

Balance	$2,009,000.00	Delay	24	WAC	5.793543	WAM	329
Coupon	5.416503	Dated	9/1/2005	NET	5.543543	WALA	1
Settle	9/28/2005	First Payment	10/25/2005	Contrib Wac	5.793543		

20% Severity					
Price = 97-16	*0*	*100*	*300*	*500*	*600*
	Yield	Yield	Yield	Yield	Yield
50 SDA, 20% Sev, Adv 100%, 0 Lag	5.699	5.764	5.802	5.834	5.846
100 SDA, 20% Sev, Adv 100%, 0 Lag	5.681	5.740	5.808	5.836	5.846
150 SDA, 20% Sev, Adv 100%, 0 Lag	1.117	4.248	5.812	5.838	5.848
200 SDA, 20% Sev, Adv 100%, 0 Lag	-28.935	-1.608	5.049	5.836	5.849

30% Severity					
Price = 97-16	*0*	*100*	*300*	*500*	*600*
	Yield	Yield	Yield	Yield	Yield
50 SDA, 30% Sev, Adv 100%, 0 Lag	5.689	5.770	5.804	5.834	5.846
100 SDA, 30% Sev, Adv 100%, 0 Lag	0.892	4.163	5.812	5.838	5.847
150 SDA, 30% Sev, Adv 100%, 0 Lag	-35.709	-27.079	2.646	5.837	5.848
200 SDA, 30% Sev, Adv 100%, 0 Lag	-50.324	-45.075	-6.486	3.258	5.853
Prepay	0 PSA	100 PSA	300 PSA	500 PSA	600 PSA

CIT056Z - Price/Yield - B3

Balance	$1,206,000.00	Delay	24	WAC	5.793543	WAM	329
Coupon	5.416503	Dated	9/1/2005	NET	5.543543	WALA	1
Settle	9/28/2005	First Payment	10/25/2005	Contrib Wac	5.793543		

20% Severity

Price = 95-00	*0*	*100*	*300*	*500*	*600*
	Yield	Yield	Yield	Yield	Yield
50 SDA, 20% Sev, Adv 100%, 0 Lag	5.888	6.067	6.174	6.248	6.275
100 SDA, 20% Sev, Adv 100%, 0 Lag	-4.375	2.859	6.185	6.252	6.276
150 SDA, 20% Sev, Adv 100%, 0 Lag	-40.530	-33.862	0.634	6.255	6.279
200 SDA, 20% Sev, Adv 100%, 0 Lag	-55.213	-50.482	-35.453	0.424	4.705

30% Severity

Price = 95-00	*0*	*100*	*300*	*500*	*600*
	Yield	Yield	Yield	Yield	Yield
50 SDA, 30% Sev, Adv 100%, 0 Lag	4.177	5.959	6.177	6.247	6.276
100 SDA, 30% Sev, Adv 100%, 0 Lag	-40.749	-34.175	0.502	6.254	6.279
150 SDA, 30% Sev, Adv 100%, 0 Lag	-61.723	-57.500	-45.666	-5.409	1.225
200 SDA, 30% Sev, Adv 100%, 0 Lag	-77.377	-74.292	-66.234	-52.858	-17.277
Prepay	0 PSA	100 PSA	300 PSA	500 PSA	600 PSA

CMSI 05-6 Preliminary Structure Gr 1 — Deal Summary Report

CIT0561X

Assumptions				Collateral				
Settlement	30-Sep-05	Prepay	300 PSA	Balance	WAC	Net	WAM	Age
1st Pay Date	25-Oct-05	Default	0 CDR	$335,000,000.00	5.870	5.500	359	1
		Recovery	0 months					
		Severity	0%					

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Notes	Dated Date
1A1	29,500,000.00	5.500	10/10 - 08/35	10.876	Super Sr NAS	1-Sep-05
1A2	4,000,000.00	5.500	10/10 - 08/35	10.876	Mezz NAS	1-Sep-05
1A6	36,860,000.00	5.500	10/05 - 07/10	2.622	Sequential	1-Sep-05
1A3	144,452,572.00	5.250	10/05 - 06/13	3.492	Sequential	1-Sep-05
1A8	24,075,428.00	4.130	10/05 - 06/13	3.492	Sequential Floater	25-Sep-05
1A9	24,075,428.00	2.870	10/05 - 06/13	3.492	Sequential IO Inverse	25-Sep-05
1A7	25,000,000.00	5.500	10/05 - 06/13	3.492	Sequential	1-Sep-05
1A10	21,112,000.00	5.500	06/13 - 08/35	11.818	Sequential	1-Sep-05
1A4	10,000,000.00	5.125	07/10 - 08/35	9.994	Sequential	1-Sep-05
1A5	30,000,000.00	5.625	07/10 - 08/35	9.994	Sequential	1-Sep-05
SUBS	10,000,000.00	5.500	10/05 - 08/35	10.288		1-Sep-05

Super Senior/Mezzanine
1A2 supports 1A1.

Notional Classes
1A9 reduces with 1A8.

12

Floaters/Inverse Floaters

1A8	LIBOR + 0.35%, 7% cap	4.13 initial	0 day delay
1A9	6.65% - LIBOR	2.87 initial	0 day delay

Senior Pay Rules
1. Pay 1A1 and 1A2 pro rata the Priority Amount.
2. Pay 59.4455028807% to 1A3, 20.3588477366% to 1A6, 10.2880658436% to 1A7 and 9.9075835391% to 1A8 until 1A6 is retired.
3. Pay 59.4455028807% to 1A3, 5.0897119342% to 1A4, 15.2691358025% to 1A5, 10.2880658436% to 1A7 and 9.9075835391% to 1A8 until 1A3, 1A7 and 1A8 are retired.
4. Pay 14.1175257732% to 1A4, 42.3525773196% to 1A5 and 43.5298969072% to 1A10 until all are retired.
5. Pay 1A1 and 1A2 pro rata without regard to the Priority Amount until they are retired.

Priority Amount:
Priority Amount = the sum of
(i) the product of (A) Scheduled Amortization, (B) the Shift Percentage and (C) the Priority Percentage, and
(ii) the product of (A) Unscheduled Amortization, (B) the Prepay Shift Percentage and (C) the Priority Percentage

Shift Percentage =

Months 1-60	0%
Months 61 and on	100%

Prepay Shift Percentage =

Months 1-60	0%
Months 61-72	30%
Months 73-84	40%
Months 85-96	60%
Months 97-108	80%
Months 109 and on	100%

Priority Percentage = $\frac{\text{1A1 Balance + 1A2 Balance}}{\text{Non-PO Collateral Balance}}$

We own and offer

CMSI 05-6 Group 2
65MM 15YR JUMBO'A'

PASSTHRU :	5.00%	
GWAC :	5.39%	+/- 10 bps
WAM :	179	+/- 2 months

WA LTV :	56%	+/- 5%
BALANCE :	592k Avg	+/- 10k
OCCUPANCY :	99% Owner Occ	90% min
TYPE :	82% SFD/PUD	+/- 10%
PURPOSE :	44% Cashout Refi	+/- 10%
GEOGRAPHICS :	27% CA	+/- 10%
WA FICO :	746	+/- 10 pts

SETTLEMENT : 09/30/05

All numbers approximate


RBS Greenwich Capital